UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 5, 2016

BBX CAPITAL CORPORATION

(Exact name of registrant as specified in its charter)

Florida	001-13133	65-0507804
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida		33301
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: 954-940-4000

Not applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On December 5, 2016, BBX Capital Corporation (“BBX Capital”) and BFC Financial Corporation (“BFC”) issued a press release announcing that, assuming that the closing of the merger between the companies occurs on the scheduled BBX Capital meeting date of December 15, 2016, the deadline for BBX Capital’s shareholders to elect the form of consideration they wish to receive in connection with the merger is 5:00 p.m., Eastern Time, on December 13, 2016. However, as described in the press release, if the closing of the merger is delayed to a subsequent date, the election deadline will be similarly delayed to a subsequent date (which will be the second business day prior to the new closing date of the merger or such other time as mutually agreed by BFC and BBX Capital), and the companies will promptly announce any such delay and, when determined, the new election deadline. A copy of the press release is filed as Exhibit 99.1 hereto.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

99.1	Press release dated December 5, 2016

Additional Information and Where to Find it

In connection with the proposed merger, BFC filed with the SEC a Registration Statement on Form S-4 that includes a prospectus of BFC and a proxy statement of BBX Capital. The Registration Statement on Form S-4 was declared effective by the SEC on November 4, 2016. On or about November 9, 2016, BBX Capital commenced mailing of the proxy statement/prospectus to its shareholders. BFC and BBX Capital may also file other documents with the SEC regarding the proposed merger. Investors and shareholders are advised to read the Registration Statement on Form S-4, the proxy statement/prospectus and any other documents filed with the SEC in connection with the proposed merger because they contain important information. Investors and shareholders may obtain a copy of the proxy statement/prospectus and other documents filed with the SEC containing information about BFC and BBX Capital free-of-charge from the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by BFC are available free-of-charge on BFC’s website at www.bfcfinancial.com, under the “Investor Relations” tab, or by written request to BFC Financial Corporation, 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301, Attention: Investor Relations, or by phone at 954-940-4900. Copies of documents filed with the SEC by BBX Capital are available free-of-charge on BBX Capital’s website at www.bbxcapital.com, under the “Investor Relations” tab, or by written request to BBX Capital Corporation, 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301, Attention: Investor Relations, or by phone at 954-940-4000.

Participants in the Solicitation

BFC, BBX Capital and certain of their respective directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from BBX Capital’s shareholders in connection with the proposed merger. Information about the directors and executive officers of BFC and BBX Capital is set forth in the proxy statement/prospectus. In addition, information about the directors and executive officers of BFC is contained in BFC’s Definitive Proxy Statement on Schedule 14A for its 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 28, 2016, and information about the directors and executive officers of BBX Capital is contained in BBX Capital’s Definitive Proxy Statement on Schedule 14A for its 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 25, 2016. These documents can be obtained free-of-charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. The forward looking statements in this press release are also forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and involve substantial risks and uncertainties. These risks and uncertainties include, but are not limited to, those relating to the proposed merger described herein, including that the potential benefits of the merger may not be realized to the extent anticipated or at all, and that the conditions to closing the merger may not be satisfied or that the merger may not otherwise be consummated on the contemplated terms, when expected or at all. Reference is also made to the risks and uncertainties detailed in reports filed by BFC and BBX Capital with the SEC, including the “Risk Factors” sections thereof, which may be viewed on the SEC’s website at www.sec.gov. The companies caution that the foregoing factors are not exclusive.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BBX CAPITAL CORPORATION

Date: December 5, 2016
	By:	/s/ Raymond S. Lopez
Raymond S. Lopez,
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated December 5, 2016